Filed Pursuant to Rule 433

Registration No. 333-231404

Final Term Sheet

December 5, 2019

AT&T Inc.

48,000,000 Depositary Shares, Each Representing a 1/1000th Interest in a Share of 5.000% Perpetual Preferred Stock, Series A

ISSUER:	AT&T Inc.

TITLE OF SECURITIES:	Depositary Shares, each representing a 1/1000th interest in a share of the Issuer’s 5.000% Perpetual Preferred Stock, Series A (the “Preferred Shares”)

PRICING DATE:	December 5, 2019

SETTLEMENT DATE (T+5):	December 12, 2019*

MATURITY DATE:	Perpetual

NUMBER OF DEPOSITARY SHARES:	48,000,000 (corresponding to 48,000 Preferred Shares)

LIQUIDATION PREFERENCE	$25,000 liquidation preference per Preferred Share (equivalent to $25.00 per Depositary Share)

AGGREGATE LIQUIDATION PREFERENCE:	$1,200,000,000

PRICE TO PUBLIC (ISSUE PRICE):	$25.00 per Depositary Share

UNDERWRITING DISCOUNTS AND COMMISSIONS (RETAIL):	$0.7875 per Depositary Share

UNDERWRITING DISCOUNTS AND COMMISSIONS (INSTITUTIONAL):	$0.2500 per Depositary Share

NET PROCEEDS (BEFORE EXPENSES):	$24.2464 per Depositary Share; $1,163,826,743.75 total

USE OF PROCEEDS: UNDERWRITERS’ REIMBURSEMENT OF AT&T’S EXPENSES:	General corporate purposes. $725,000

DIVIDEND RATE:	5.000% per annum of liquidation preference per Preferred Share

DIVIDEND PAYMENT DATES:	When, as and if declared by AT&T’s board of directors or a duly authorized committee thereof, AT&T will pay dividends on a cumulative basis, quarterly in arrears on the 1st day of February, May, August and November of each year, accruing from and including the Settlement Date, commencing on February 1, 2020.

DAY COUNT CONVENTION:	30/360

OPTIONAL REDEMPTION:

The Preferred Shares are perpetual and have no maturity date.

AT&T may, at its option, redeem the Preferred Shares:

(i) in whole or in part, at any time on or after December 12, 2024, the date that is 5 years from the date of issuance, at a redemption price equal to $25,000 per Preferred Share ($25 per Depositary Share), or

(ii) in whole but not in part at any time within 90 days following a Ratings Event (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to $25,500 per Preferred Share (equivalent to $25.50 per Depositary Share) (102% of the liquidation preference of $25 per share) plus, in each case, an amount equal to all accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption, whether or not declared.

If AT&T redeems the Preferred Shares, a corresponding number of Depositary Shares will be redeemed.

RANKING:	The Preferred Shares will rank senior to common shares and junior to all existing and future indebtedness.

LISTING:	The Company intends to apply to list the Depositary Shares on The New York Stock Exchange.

RATINGS:	Ba1 / BB+ / BBB (Moody’s / S&P / Fitch)**

JOINT BOOKRUNNERS:	Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC, BofA Securities, Inc., RBC Capital Markets, LLC, J.P. Morgan Securities LLC and UBS Securities LLC

JOINT LEAD MANAGERS:	Barclays Capital Inc., BNY Mellon Capital Markets, LLC, Citigroup Global Markets Inc. and TD Securities (USA) LLC

UNDERWRITERS:	Academy Securities, Inc., C.L. King & Associates, Inc., Drexel Hamilton, LLC, Samuel A. Ramirez & Company, Inc., Siebert Williams Shank & Co., LLC and Cabrera Capital Markets LLC

CUSIP / ISIN:	00206R 508 / US00206R5081

*

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Depositary Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

**

The rating of the Depositary Shares should be evaluated independently from similar ratings of other securities. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING MORGAN STANLEY & CO., LLC AT 1-866-718-1649 (TOLL FREE), WELLS FARGO SECURITIES, LLC AT 1-800-645-3751 (TOLL FREE), BOFA SECURITIES, INC. AT 1-800-294-1322 (TOLL FREE), RBC CAPITAL MARKETS, LLC AT 1-866-375-6829 (TOLL FREE), J.P. MORGAN SECURITIES LLC AT 1-212-834-4533 (COLLECT) OR UBS SECURITIES LLC AT 1-888-827-7275 (TOLL FREE).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM. A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.